UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09042120

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

8-36558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SATURNA BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 NORTH STATE STREET
(No. and Street)

BELLINGHAM (City) WA (State) 98225-4730 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHELPS MCILVAINE 360-734-1266 X602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAIT, WELLER & BAKER
(Name – *if individual, state last, first, middle name*)

1818 MARKET ST., SUITE 2400 (Address) PHILADELPHIA, (City) PA (State) 19103 (Zip Code)

SEC
Mail Processing
Section
AUG 27 2009
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, PHELPS S. MCILVAINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SATURNA BROKERAGE SERVICES, INC., as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTINA NICOLE BOX
Commission Expires
NOTARY
PUBLIC
06-18-2012
STATE OF WASHINGTON

Signature

CFO
Title

Kristina Nicole Box
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SATURNA BROKERAGE SERVICES, INC.

(A wholly owned subsidiary of
Saturna Capital Corporation)

FINANCIAL STATEMENTS
June 30, 2009 and 2008

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Saturna Brokerage Services, Inc.

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. as of June 30, 2009 and 2008, and the related statements of operations, changes in ownership equity, and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturna Brokerage Services, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 10,11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 25, 2009

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF FINANCIAL CONDITION

	June 30, 2009	June 30, 2008
Assets		
Cash and cash equivalents:		
Demand deposits	$716,096	$537,446
Investment in money market funds	50,000	50,000
Investment in affiliated mutual funds	180,532	204,653
Receivable from affiliate (12b-1 plan)	392,849	264,352
Receivable from affiliate (tax benefit, net of payable)	43,842	374,000
Other assets	1,855	1,826
Total assets	$1,385,174	$1,432,277
Liabilities and Stockholder's Equity		
Accrued expenses	$656,491	$454,930
Stockholder's equity:		
Common stock, $10 par value, 100,000 and 25,000 shares authorized, 38,000 and 25,000 issued and outstanding, respectively	380,000	250,000
Additional paid-in capital	3,039,716	1,869,716
Retained earnings	(2,691,033)	(1,142,369)
Total stockholder's equity	728,683	977,347
Total liabilities and stockholder's equity	$1,385,174	$1,432,277

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF OPERATIONS

	Year Ended June 30, 2009	2008
Revenues:		
Brokerage commission income	$74,922	$81,281
Fund distribution fee, affiliated funds	3,469,895	2,602,200
Fund distribution fees, unaffiliated funds	53,028	46,363
Other income (FINRA refund)	--	35,000
Dividend & interest income on investments	3,235	7,421
	3,601,080	2,772,265
Expenses:		
Clearing & trading charges	423,174	226,810
Fund distribution expenses, affiliated funds	5,396,929	3,552,701
Registration and filing fees	45,546	39,509
Occupancy	22,364	22,736
Brokerage marketing expenses	3,218	3,956
Communications & shipping	5,613	5,322
Other operating expenses	23,482	17,151
	5,920,326	3,868,185
Net operating income (loss)	(2,319,246)	(1,095,920)
Other Income and Expenses		
Unrealized gain (loss) on investments	(27,214)	(4,622)
Net income (loss) before income taxes	(2,346,460)	(1,100,542)
Income taxes	(797,796)	(374,000)
Net income (loss)	$(1,548,664)	$(726,542)

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2009 and 2008

	Capital Stock				
	Number of shares	Amount	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, June 30, 2007	12,500	$125,000	$744,716	$(415,827)	$453,889
Sale of shares	12,500	$125,000	$1,125,000		$1,250,000
Net loss	____	____	____	($726,542)	($726,542)
Balance, June 30, 2008	25,000	$250,000	$1,869,716	$(1,142,369)	$977,347
Sale of shares	13,000	$130,000	$1,170,000		$1,300,000
Net loss	____	____	____	($1,548,664)	($1,548,664)
Balance, June 30, 2009	38,000	$380,000	$3,039,716	$(2,691,033)	$728,683

The accompanying notes are an integral part of these financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

STATEMENT OF CASH FLOWS

	Year Ended June 30,	
	2009	2008
Cash flows from operating activities:		
Net income (loss)	($1,548,664)	($726,542)
Dividends reinvested	(3,235)	(7,421)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-		
(Increase) decrease in affiliate receivable	330,158	(374,000)
(Increase) decrease in other assets	(29)	(286)
(Increase) in fund distribution fee receivable	(128,497)	(100,813)
(Decrease) increase in accrued expenses	201,561	171,612
Net cash (used in) operating activities	(1,148,706)	(1,037,450)
Cash flows from investing activities		
Investment in affiliated mutual funds	27,356	6,166
Sale of investments	--	--
Net cash provided by (used in) investing activities	27,356	6,166
Cash flows from financing activities		
Sale of stock	1,300,000	1,250,000
Net cash provided by financing activities	1,300,000	1,250,000
Increase in cash	178,650	218,716
Cash and equivalents at beginning of year	587,446	368,730
Cash and equivalents at end of year	$766,096	$587,446

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
June 30, 2009 and 2008

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization

Saturna Brokerage Services, Inc. (SBS) was organized under the laws of the state of Washington on September 2, 1986 as a broker/dealer. The company is a wholly owned subsidiary of Saturna Capital Corporation (Saturna).

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment in affiliated mutual funds

SBS's sole investments are in affiliated mutual funds, consisting of short-term taxable bonds, long-term taxable bonds and equities. The mutual fund investments are carried at market value.

Cash and cash equivalents

For purposes of the statements of financial condition and cash flows, SBS considers all short-term investments with an original maturity of three months or less to be cash equivalents.

SBS maintains cash balances at one financial institution. Accounts at the institution are secured by the Federal Deposit Insurance Corporation up to $250,000. At certain times, SBS's bank balance may exceed $250,000.

Income taxes

SBS files a consolidated income tax return with Saturna. For financial statement purposes, income tax expense is calculated as if SBS filed a separate return.

SBS accounts for income taxes on an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of other assets and liabilities.

Management has analyzed the Company's position taken on Federal, state and local income tax returns for all open tax years (2006-2009) and has concluded no additional adjustments are required in the Company's financial statements.

Advertising costs

SBS expenses advertising and marketing costs when incurred.

12b-1 Plan Distribution

SBS, as underwriter for the Amana funds and at no profit to itself, receives up to 0.25% of Amana's daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2008 through June 30, 2009, SBS was paid $3,319,731 by Amana Mutual Funds Trust, and made $5,216,958 in payments for Amana's distribution. For the year from July 1, 2007 through June 30, 2008, SBS was paid $2,504,062 by Amana Mutual Funds Trust, and made $3,435,071 payments for Amana's distribution. Distribution expenses exceed revenues primarily

because mutual fund distribution platforms used by Amana charge up to 0.40% of Amana's daily net assets, and Amana assets from these distribution platforms continued to increase dramatically in the last two fiscal years.

SBS also acts as the underwriter for the five Sextant funds in the Saturna Investment Trust. As underwriter of the Sextant funds, SBS receives up to 0.25% of the funds' daily net assets annually for various marketing and distribution expenses. For the year from July 1, 2008 through June 30, 2009, SBS was paid $150,164 by Saturna Investment Trust, and made $179,971 in payments for Sextant fund distribution and marketing. For the year from July 1, 2007 through June 30, 2008, SBS was paid $98,138 by Saturna Investment Trust, and made $117,630 in payments for Sextant fund distribution and marketing.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial Instruments

The carrying amount of cash, investments, receivables and accrued expenses approximate fair value.

Note 2 - NET CAPITAL REQUIREMENTS

SBS is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital, so that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009 and 2008, SBS's net capital of $266,790 and $310,053 was $216,790 and $260,053 in excess of its required net capital, respectively. The ratio of SBS's aggregate indebtedness to net capital was 2.460 to 1 and 1.467 to 1 at June 30, 2009 and 2008, respectively.

Note 3 - TRANSACTIONS WITH AFFILIATED PERSONS

SBS is a wholly owned subsidiary of Saturna Capital. Due to his common stock ownership, the chairman of the board of Saturna Capital is deemed to be its controlling person. The chairman of Saturna Capital is also a director of SBS, chairman and a director of Saturna Trust Company, and is a trustee, president and fund shareowner of both Amana Mutual Funds Trust and Saturna Investment Trust (the Trusts). The president of Saturna Capital is the chairman's daughter, and is a director of Saturna Capital, SBS, and Saturna Trust Company.

Among other customers, SBS provides brokerage execution services to private accounts and mutual funds managed by its parent, Saturna Capital Corporation. Effective January 1, 2005, SBS executes transactions for these managed accounts for no commission. This negatively impacts SBS, since it still must pay its clearing and other charges for these transactions.

SBS shares its principal executive offices with Saturna, and all employees of SBS are employees of Saturna. The companies maintain an expense sharing agreement. For the years ended June 30, 2009 and 2008, Saturna waived payment for services provided by Saturna personnel on behalf of SBS.

Note 4 - PROVISION FOR INCOME TAXES

No deferred tax assets or liabilities were recorded at June 30, 2009 and 2008 as there were no temporary differences between the carrying amounts and tax bases of other assets and liabilities. SBS records a receivable from Saturna for the tax benefit of the taxable loss that SBS generates. For the years ended June 30, 2009 and 2008, SBS recorded a current Federal tax benefit for $797,796 and $374,000, respectively.

Note 5 – SUBSEQUENT EVENT REGARDING MANAGEMENT

In July 2009 a vice president of Saturna Capital was named the new CEO and president of SBS and concurrently became a director of SBS.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2009

Net capital

Total stockholder's equity	$728,683
Less - Stockholder's equity not allowable for net capital	0
Total stockholder's equity qualified for net capital	728,683
Add:	
Liabilities subordinated to claims of general creditors allowable in computations of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	728,683
Deductions and/or charges:	
Nonallowable assets	(438,545)
Secured demand note deficiency	0
Commodity futures contracts and spot commodities	0
Other deductions and/or charges	0
Other additions and/or allowable credits	0
Net capital before haircuts on securities positions	$290,138

(Continued on next page)

SATURNA BROKERAGE SERVICES, INC.

(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule I (continued)

COMPUTATION of NET CAPITAL under RULE 15c3-1 of THE SECURITIES AND EXCHANGE COMMISSION As of June 30, 2009

Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):	
Contractual securities commitments	0
Subordinated securities borrowings	0
Trading and investment securities:	
Exempted securities	0
Debt securities	0
Options	0
Other securities	(23,348)
Undue concentrations	0
Other	0
Net capital	$266,790
Aggregate indebtedness	
Total aggregate indebtedness liabilities from statement of financial condition	$656,491
Add:	
Drafts from immediate credit	0
Market value of securities borrowed for which no equivalent value is paid or credited	0
Other unrecorded amounts	0
Total aggregate indebtedness	$656,491
Computation of basic net capital requirement	
Minimum net capital required	$50,000
Excess net capital	$216,790
Ratio: Aggregate indebtedness to net capital	2.461 to 1

The Net Capital as reported in the Company's unaudited FOCUS report agrees with the audited Net Capital reported above.

SATURNA BROKERAGE SERVICES, INC.
(A wholly owned subsidiary of Saturna Capital Corporation)

Schedule II

COMPUTATION for DETERMINATION of RESERVE REQUIREMENTS for BROKERS AND DEALERS PURSUANT to RULE 15c3-3 of THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2009

SBS is exempt from Rule 15c3-3 of the Securities and Exchange Commission under exemptive provision (K)(2)(i), because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Saturna Brokerage Services, Inc
Bellingham, Washington

In planning and performing our audit of the financial statements of Saturna Brokerage Services, Inc (the "Company"), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
August 25, 2009